UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number 000-28584

Check Point Software Technologies Ltd.
 (Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Check Point Software Technologies Ltd., a company organized under the laws of Israel ( “Check Point” or the “Company”), hereby files with the United States Securities and Exchange Commission (the “SEC”) this Report on Form 6-K.  This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended.

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INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Adolph Hunter
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2017 THIRD QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – October 31, 2017 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the third quarter ended September 30, 2017.

Third Quarter 2017:

•	Total Revenues: $455 million, a 6 percent increase year over year
•	Software Blades Subscriptions Revenues: $120 million, a 22 percent increase year over year
•	GAAP Operating Income: $225 million, representing 49 percent of revenues
•	Non-GAAP Operating Income: $251 million, representing 55 percent of revenues
•	GAAP EPS: $1.16, an 18 percent increase year over year
•	Non-GAAP EPS: $1.30, a 15 percent increase year over year
•	Deferred Revenues: $1,036 million, a 17 percent increase year over year

“We delivered good third quarter financial results with revenues coming in toward the upper end of our projections and earnings per share that exceeded our projections. Our advanced threat protections continued to see nice adoption as the Infinity platform and vendor consolidation continues to resonate with customers,” said Gil Shwed, founder and chief executive officer, “During the quarter we continued to extend the reach of the Infinity platform and elevated the level of security we provide with anti-ransomware technology, cloud security for Azure stack, and the integration of the Microsoft Intune mobile management with our SandBlast mobile security. “

Financial Highlights for the Third Quarter of 2017:

•	Total Revenue: $455 million compared to $428 million in the third quarter of 2016.
•	GAAP Operating Income: $225 million compared to $206 million in the third quarter of 2016.
•	Non-GAAP Operating Income: $251 million compared to $231 million in the third quarter of 2016.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $193 million compared to $170 million in the third quarter of 2016. GAAP earnings per diluted share were $1.16 compared to $0.99 in the third quarter of 2016.

•	Non-GAAP Net Income: Non-GAAP net income was $215 million compared to $194 million in the third quarter of 2016.
•	Non-GAAP Earnings per Diluted Share: $1.30 compared to $1.13 in the third quarter of 2016.
•	Deferred Revenues: As of September 30, 2017, deferred revenues were $1,036 million compared to $889 million as of September 30, 2016.
•	Cash Flow: Cash flow from operations of $260 million compared to $214 million in the third quarter of 2016.
• •
Share Repurchase Program: During the third quarter of 2017, the company repurchased 2.3 million shares at a total cost of $250 million. Under the updated plan announced in the third quarter, Check Point is authorized to continue the repurchase up to $250 million of ordinary shares each quarter, up to an additional aggregate amount of $1 billion.
Cash Balances, Marketable Securities and Short Term Deposits: $3,865 million as of September 30, 2017, compared to $3,708 million as of September 30, 2016.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

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Business Highlights:

Advanced Security for Microsoft Azure Stack
Check Point announced that its flagship vSEC cloud security solution for Microsoft Azure has been enhanced to support Azure Stack, delivering consistent security across Azure public and hybrid cloud environments. Now Check Point customers are able to seamlessly protect Azure assets and workloads with industry-leading advanced threat prevention security, while also providing secure connectivity across on-premises networks and their Azure cloud environments.

SandBlast Advanced Security for Microsoft Enterprise Mobility
Check Point announced the integration of Check Point SandBlast Mobile with Microsoft Enterprise Mobility + Security (EMS) to secure mobile devices in the enterprise.  The integration of Check Point SandBlast Mobile, the market-leading mobile threat defense (MTD) solution, with Microsoft’s Intune enterprise mobility management (EMM) platform, provides businesses with a comprehensive approach to manage mobile devices and protect against advanced mobile attacks.

Check Point Launches New Research Online Platform and Releases Mid-Year Cyber Attack Trends Report
In 2017, almost 25% of all organizations globally have been impacted by a RoughTed malvertising cyber-attack.  Check Point launched a new online platform, Check Point Research, providing cyber threat intelligence insights to the greater community. Check Point Research is a platform that informs the threat intelligence community about original Check Point research, top trends in the cyber security space, and current threat landscape details.

New ZoneAlarm Anti-Ransomware Protects Home PCs Against Extortion Attacks
ZoneAlarm adds a critical layer of protection to safeguard consumers against fast-evolving ransomware such as WannaCry and Petya.  The launch of ZoneAlarm Anti-Ransomware, a new solution that identifies, quarantines, and removes sophisticated and evasive ransomware infections from users’ PCs, adds an essential layer of protection to home PCs and works alongside anti-virus software to provide PC users with broad protection against the growing threat of ransomware

We received the following industry accolades:

Cyber Security Architecture of the Future: Check Point Infinity is our fully consolidated cyber security platform that is focused on preventing attacks across networks, clouds, and mobile.

In this quarter we were recognized as a leader, and extended our leadership in Gartner’s 2017 Unified Threat Management (SMB Multifunction Firewalls) and Enterprise Network Firewalls (ENFW) Magic Quadrants, endorsing Check Point Infinity’s security vision and innovation for large and small business.

The new reports evaluate the company’s ‘completeness of vision’ and ‘ability to execute’ in areas such as security management and threat prevention solutions to diverse industries, small and midsized businesses and large enterprises. These recognitions reinforces Check Point’s continued strength in providing comprehensive security solutions to a wide range of customers.

15th “Recommended” Rating from NSS Labs – Underscoring the strength of our security architecture is the latest results from NSS Labs where Check Point received our 15th “recommended” test rating and our 3rd for the Breach Detection System test.

Honored As A Rising Star Recipient By The Global Technology Distribution Council – This award recognizes Check Point as the Sector Growth Champion in the cyber security category. The Rising Star Award distinguishes Check Point for exceptional sales growth and market share over the past year through its U.S. distribution partners. This award is a testament to Check Point’s continued strength in providing comprehensive security solutions to an expanding market.

PC Magazine Editor Choice – In testing Check Point ZoneAlarm Anti-Ransomware was judged to be the most effective ransomware-specific security tool, and showed complete success against all real-world samples.

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CSO Magazine – In an extensive editorial review headlined “SandBlast Mobile simplifies mobile security” the review stated “Check Point’s SandBlast Mobile fits in between mobile device managers and security event log analyzers, and actually makes it easier to manage the overall security footprint of your entire mobile device fleet.”

Our security research organization has also continued to expose vulnerabilities in today’s infrastructure, which included critical vulnerabilities in mobile equipment and applications, including:

Check Point Joins Forces with LG To Secure Their Smart Home Devices
Our security research team discovered a vulnerability dubbed HomeHack – that exposed millions of users of LG’s SmartThinQ® mobile app and cloud application to unauthorized remote control of their SmartThinkQ home appliances.  The research team worked with LG to eliminate the vulnerability that enabled a hacker to control the video camera on the LG Hom-Bot robot vacuum cleaner, and also to switch appliances such as dishwashers and washing machines on and off.

A New IoT Botnet Storm is Coming – New cyber-storm clouds are gathering. Check Point Researchers have discovered a brand new Botnet evolving and recruiting IoT devices at a far greater pace and with more potential damage than the Mirai botnet of 2016. IoT Botnets are Internet connected smart devices which have been infected by the same malware and are controlled by a threat actor from a remote location. They have been behind some of the most damaging cyberattacks against organizations worldwide, including hospitals, national transport links, communication companies and political movements.

‘Get Rich or Die Trying’ – Check Point Researchers Uncover International Cyber Attack Campaign.
Check Point revealed the identity of a Nigerian national, based near the country’s capital who masterminded an attack on over 4,000 companies in oil & gas, mining, construction and transportation sectors.

ExpensiveWall – A dangerous ‘packed’ malware on Google Play that will hit your wallet.
Check Point’s mobile threat research team identified a new variant of an Android malware that sends fraudulent premium SMS messages and charges users’ accounts for fake services without their knowledge. According to Google Play data, the malware infected at least 50 apps and was downloaded between 1 million and 4.2 million times before the affected apps were removed.

Beware of the’ Bashware’– A New Method for Any Malware to Bypass Security Solutions.
The Check Point research team found a new and alarming method that allows malware to bypass many of the most common security solutions, such as next generation anti-virus, inspection tools, and anti-ransomware. This technique, dubbed Bashware, leveraged a new Windows 10 feature called Subsystem for Linux (WSL).

“The Check Point Infinity architecture is designed to provide enterprises with the highest levels of threat prevention across their security infrastructure. The effectiveness of our solutions has been recognized yet again by a fifteenth, consecutive ‘Recommended’ award from NSS Labs,” said Gil Shwed, founder and chief executive officer of Check Point Software Technologies.  “I’d like to thank our customers that provide us every day the most important recognition we can get by trusting us to secure their most valuable data.” concluded Shwed.

Fourth Quarter 2017 Investor Conference Participation Schedule:
•	UBS Global Technology Conference Nov. 14, 2017 – San Francisco, CA
•	Credit Suisse Annual Technology Conference Nov. 29, 2017 – Scottsdale, AZ
•	Wells Fargo Tech Summit Dec. 5, 2017 – Deer Valley, UT
•	Cowen Network & Cybersecurity Summit Dec. 13, 2017 – New York, NY

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Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 31, 2017, at 4:30 PM ET/1:30 PM PT. To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through November 6, 2017 on the company's website or by telephone at +1.201.612.7415, replay ID number 13672509.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally.  Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and  mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2017 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including the Check Point Infinity architecture, our continued focus on enabling companies to prevent cyber-attacks by introducing the Check Point Infinity architecture and our participation in investor conferences during the fourth quarter of 2017.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2017.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$128,703	$136,931	$393,317	$395,909
Software Blades subscriptions	120,328	98,575	350,339	279,403
Total revenues from products and software blades	249,031	235,506	743,656	675,312
Software updates and maintenance	205,596	192,068	604,994	579,282
Total revenues	454,627	427,574	1,348,650	1,254,594

Operating expenses:
Cost of products and licenses	24,374	25,244	74,467	73,408
Cost of software blades subscriptions	3,824	3,009	13,253	6,695
Total cost of products and software blades	28,198	28,253	87,720	80,103
Cost of Software updates and maintenance	23,090	21,371	65,166	61,536
Amortization of technology	546	546	1,638	1,638
Total cost of revenues	51,834	50,170	154,524	143,277

Research and development	49,222	44,443	141,682	130,631
Selling and marketing	105,963	104,386	326,831	303,702
General and administrative	22,674	22,087	68,207	66,124
Total operating expenses	229,693	221,086	691,244	643,734

Operating income	224,934	206,488	657,406	610,860
Financial income, net	12,223	12,145	33,902	33,908
Income before taxes on income	237,157	218,633	691,308	644,768
Taxes on income	44,455	48,981	127,693	141,875
Net income	$192,702	$169,652	$563,615	$502,893

Basic earnings per share	$1.19	$1.00	$3.45	$2.94
Number of shares used in computing basic earnings per share	162,104	169,113	163,502	171,140

Diluted earnings per share	$1.16	$0.99	$3.37	$2.88
Number of shares used in computing diluted earnings per share	166,153	171,882	167,447	174,549

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION
 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30,		Sep 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$224,934	$206,488	$657,406	$610,860
Stock-based compensation (1)	22,647	20,818	65,100	61,034
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,282	9,777	9,858
Non-GAAP operating income	$250,840	$230,588	$732,283	$681,752

GAAP net income	$192,702	$169,652	$563,615	$502,893
Stock-based compensation (1)	22,647	20,818	65,100	61,034
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,282	9,777	9,858
Taxes on the above items (3)	(3,311)	(244)	(9,689)	(2,740)
Non-GAAP net income	$215,297	$193,508	$628,803	$571,045

Diluted GAAP Earnings per share	$1.16	$0.99	$3.37	$2.88
Stock-based compensation (1)	0.14	0.12	0.39	0.35
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02	0.06	0.06
Taxes on the above items (3)	(0.02)	-	(0.06)	(0.02)
Diluted Non-GAAP Earnings per share	$1.30	$1.13	$3.76	$3.27

Number of shares used in computing diluted Non-GAAP earnings per share	166,153	171,882	167,447	174,549

(1) Stock-based compensation:
Cost of products and licenses	$38	$16	$77	$50
Cost of software updates and maintenance	700	560	1,932	1,535
Research and development	4,383	2,993	11,981	9,291
Selling and marketing	4,978	5,508	13,442	13,311
General and administrative	12,548	11,741	37,668	36,847
	$22,647	$20,818	$65,100	$61,034

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	$546	$546	$1,638	$1,638
Research and development	1,897	1,897	5,691	5,691
Selling and marketing	816	839	2,448	2,529
	$3,259	$3,282	$9,777	$9,858
(3) Taxes on the above items	$(3,311)	$(244)	$(9,689)	$(2,740)

Total, net	$22,595	$23,856	$65,188	$68,152

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

ASSETS

	September 30,	December 31,
	2017	2016
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$261,027	$187,428
Marketable securities and short-term deposits	1,249,030	1,185,499
Trade receivables, net	281,603	478,507
Prepaid expenses and other current assets	93,673	41,021
Total current assets	1,885,333	1,892,455

Long-term assets:
Marketable securities	2,354,542	2,296,097
Property and equipment, net	75,056	61,859
Severance pay fund	4,988	4,617
Deferred tax asset, net	151,870	94,608
Goodwill and other intangible assets, net	831,347	834,167
Other assets	28,432	33,833
Total long-term assets	3,446,235	3,325,181

Total assets	$5,331,568	$5,217,636

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$764,319	$814,418
Trade payables and other accrued liabilities	334,048	351,440
Total current liabilities	1,098,367	1,165,858

Long-term liabilities:
Long-term deferred revenues	271,987	251,166
Income tax accrual	359,837	300,536
Accrued severance pay	9,960	8,953
	641,784	560,655

Total liabilities	1,740,151	1,726,513

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,277,307	1,139,642
Treasury shares at cost	(5,646,565)	(4,956,172)
Accumulated other comprehensive loss	(3,826)	(9,250)
Retained earnings	7,963,727	7,316,129
Total shareholders’ equity	3,591,417	3,491,123
Total liabilities and shareholders’ equity	$5,331,568	$5,217,636
Total cash and cash equivalents, marketable securities and short-term deposits	$3,864,599	$3,669,024

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$192,702	$169,652	$563,615	$502,893
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,292	3,099	9,290	8,491
Amortization of intangible assets	940	963	2,820	2,901
Stock-based compensation	22,647	20,818	65,100	61,034
Realized loss (gain) on marketable securities	29	(1,743)	172	(2,867)
Decrease in trade and other receivables, net	55,001	20,317	196,935	161,534
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities (*)	(16,300)	5,076	(24,906)	19,150
Excess tax benefit from stock-based compensation	-	(3,387)	-	(8,200)
Deferred income taxes, net	1,512	(662)	28,506	(1,876)
Net cash provided by operating activities	259,823	214,133	841,532	743,060

Cash flow from investing activities:

Investment in property and equipment	(8,412)	(7,143)	(22,487)	(17,793)
Net cash used in investing activities	(8,412)	(7,143)	(22,487)	(17,793)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	56,324	46,310	120,030	79,839
Purchase of treasury shares	(249,769)	(247,000)	(745,618)	(739,937)
Excess tax benefit from stock-based compensation	-	3,387	-	8,200
Payments related to shares withheld for taxes (*)	(772)	(209)	(4,836)	(2,937)
Net cash used in financing activities	(194,217)	(197,512)	(630,424)	(654,835)

Unrealized gain (loss) on marketable securities, net	999	(9,609)	6,954	22,009

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	58,193	(131)	195,575	92,441

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,806,406	3,707,986	3,669,024	3,615,414

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,864,599	$3,707,855	$3,864,599	$3,707,855

(*) Payments related to shares withheld for taxes during the three and nine month periods ending September 30, 2017 were reclassified from operating activity to financing activity following ASU 2016-09 adoption.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

/s/ Tal Payne
Tal Payne
Chief Financial Officer
Date: October 31, 2017

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